MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management’s Discussion and Analysis (“MD&A”) contains important information about the business of Trilogy International Partners Inc. (“TIP Inc.”, together with its consolidated subsidiaries referred to as the “Company”) and its subsidiary, Trilogy International Partners LLC, a Washington limited liability company (“Trilogy LLC”), and its performance for the three months ended March 31, 2017. This MD&A should be read in conjunction with Trilogy LLC’s audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, together with the notes thereto (the “Trilogy LLC Audited Annual Financial Statements”), prepared in accordance with U.S. GAAP as issued by the Financial Accounting Standards Board (“FASB”); Trilogy LLC’s MD&A for the year ended December 31, 2016; and TIP Inc.’s condensed consolidated financial statements for the three months ended March 31, 2017 and notes thereto (the “Condensed Consolidated Financial Statements”), prepared in accordance with U.S. GAAP as issued by the FASB.

On February 7, 2017, Trilogy LLC and Alignvest Acquisition Corporation (“Alignvest”, now TIP Inc.), completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). Alignvest, a special purpose acquisition corporation (“SPAC”) whose Class A restricted voting shares and warrants were listed on Toronto Stock Exchange, was incorporated under the Business Corporations Act of Ontario (“OBCA”) on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar transaction involving Alignvest, referred to as its “qualifying acquisition”. The consummation of the Arrangement with Trilogy LLC represented Alignvest’s qualifying acquisition. At the effective time of the Arrangement, Alignvest’s name was changed to Trilogy International Partners Inc. Immediately following the completion of the Arrangement, TIP Inc. was continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporation Act (British Colombia). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization, therefore Trilogy LLC was considered the accounting acquirer of TIP Inc. Accordingly, Trilogy LLC’s historical financial statements as of the period ended and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the acquisition. TIP Inc.’s only business is to act, through a wholly owned subsidiary, as the sole managing member of Trilogy LLC. As a result, TIP Inc. consolidates Trilogy LLC.

All dollar amounts are in U.S. dollars, unless otherwise stated. Amounts for subtotal, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of May 11, 2017 and was approved by the Company’s board of directors.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including the Company’s business outlook for the short and longer term and statements regarding the Company’s strategy, plans and future operating performance. Forward-looking statements are provided to help you understand the Company’s views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance, they represent the Company’s current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	the absence of unforeseen changes in the legislative and operating frameworks for the Company;
•	the Company meeting its future objectives and priorities;
•	the Company having access to adequate capital to fund its future projects and plans;
•	the Company’s future projects and plans proceeding as anticipated;
•	taxes payable;
•	subscriber growth, pricing, usage and churn rates;

•	technology deployment;
•	data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
•	assumptions concerning general economic and industry growth rates; and
•	commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described under the heading “Risk Factors” included in the Annual Information Form for the year ended December 31, 2016 (the “2016 AIF”) filed on SEDAR by TIP Inc., and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. These risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company’s forward-looking statements include, without limitation:

•	the Company has incurred losses in the past and may incur losses in the future;
•	the Company’s ability to refinance its indebtedness;
•

the Company’s status as a holding company; the Company’s significant level of indebtedness and the refinancing, default and other risks, as well as the limits, restrictive covenants and restrictions resulting therefrom;

•	the Company’s ability to incur additional debt despite its indebtedness level;
•	the risk that the Company’s or Trilogy LLC’s credit ratings could be downgraded;
•	the Company having insufficient financial resources to achieve its objectives;
•	risks associated with any potential acquisition, investment or merger;
•	the significant political, social, economic and legal risks of operating in Bolivia;
•	the regulated nature of the industry in which the Company participates; the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
•	the need for spectrum access;
•	the use of “conflict minerals” and the effect thereof on manufacturing of certain products, including handsets;
•	anti-bribery compliance;
•	intense competition;
•	lack of control over network termination, roaming and international long distance costs;
•	rapid technological change and associated costs;
•	reliance on equipment suppliers;
•	subscriber “churn” risks, including those associated with prepaid accounts;
•	the need to maintain distributor relationships;
•	the Company’s future growth being dependent on innovation and development of new products;
•	security threats and other material disruptions to the Company’s wireless networks;
•	cyber-security risks;
•	the ability of the Company to protect subscriber information;
•	health risks associated with handsets;
•	litigation and regulatory enforcement initiatives, including class actions and regulatory proceedings to impose fines or other sanctions for noncompliance with applicable service standards;
•	fraud, including device financing, customer credit card, subscription and dealer fraud;
•	reliance on management;
•	risks associated with the minority shareholders of the Company’s subsidiaries;
•	general economic risks;
•	natural disasters including earthquakes;
•	foreign exchange and interest rate changes;
•	currency controls;
•	interest rate risk;
•	the Company’s ability to utilize carried forward tax losses;
•	payment of dividends;
•	tax related risks;
•	Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC;
•	differing interests among Trilogy LLC’s and TIP Inc.’s equity owners;
•	volatility of TIP Inc.’s common share price;
•	dilution of TIP Inc.’s common shares;

•	market coverage of TIP Inc.;
•	the Company’s internal controls over financial reporting;
•	new laws and regulations; and
•	risks related to TIP Inc. being a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Market and other industry data

This MD&A includes industry and trade association data, and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys and other information available to it. Some data is also based on the Company’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company’s market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” included in TIP Inc.’s 2016 AIF and above under “Cautionary Note Regarding Forward-Looking Statements”. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and other intellectual property rights

The Company has proprietary rights to trademarks used in this MD&A, which are important to its business, including, without limitation, 2degrees, NuevaTel and Viva. The Company has omitted the “®,” “™” and similar trademark designations for such trademarks but nevertheless reserve all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

About the Company

TIP Inc., a British Columbia corporation, together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications to businesses and residential subscribers in New Zealand. The Company’s services cover an aggregate population of 15.4 million persons. The Company’s founding executives launched operations of the Company’s Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”), in 2000, when it was owned by Western Wireless Corporation (“Western Wireless”). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. Trilogy LLC launched its greenfield operations in New Zealand, Two Degrees Mobile Limited (“2degrees”), in 2009. As of March 31, 2017, the Company had approximately 1,811 employees.

The Company’s Strategy

The Company’s strategy is to build, acquire and manage wireless operations in markets that are located outside the United States of America and demonstrate the potential for continuing growth. The Company believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption and revenue growth as experienced in more developed countries. Data revenue growth continues to present a significant opportunity with each of the Company’s markets in different stages of smartphone and other data-enabled device penetration. The Company’s services are provided using a variety of wireless service communication technologies: Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”). Deployment of 4G in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 3G and 4G services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. Furthermore, in April 2015, the Company entered the New Zealand broadband market which allows it to provide both mobile and broadband services to subscribers via bundled products. The Company’s bundled service offerings are a key strategic goal, as subscribers embrace a more data intensive lifestyle.

Foreign Currency

In New Zealand, the Company generates revenue and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company’s overall revenue and profitability as stated in U.S. dollars which is the Company’s reporting currency. The following table presents the average New Zealand dollar to U.S. dollar exchange rates for the three months ended March 31, 2017 and 2016.

	Three Months Ended March 31,
	2017	2016	% Change
Average NZD to USD exchange rate	0.71	0.66	7%

The following table presents the New Zealand dollar to U.S. dollar exchange rates used to translate the assets and liabilities of the Company’s New Zealand subsidiary as of March 31, 2017 and December 31, 2016.

	March 31, 2017	December 31, 2016	% Change
End of period NZD to USD exchange rate	0.70	0.69	1%

Overall Performance

The table below summarizes the Company’s key financial metrics for the quarter ended March 31, 2017 and 2016:

	Three Months Ended March 31,		% Variance
(in thousands)	2017	2016	2017 vs 2016
Postpaid wireless subscribers	722	654	10%
Prepaid wireless subscribers	2,872	2,971	(3%	)
Other wireless subscribers(1)	63	69	(8%	)
Wireline subscribers	61	33	84%
Total ending subscribers	3,718	3,727	(0%	)

(in millions, unless otherwise noted)
Service revenues	$151.7	$137.3	10%
Total revenues	$190.7	$175.8	8%
Loss from continuing operations	$(11.3)	$(14.5)	(22%	)
Consolidated Adjusted EBITDA(2)	$40.1	$30.0	34%
Consolidated Adjusted EBITDA Margin %(2)	26%	22%	n/m
Capital expenditures(3)	$12.9	$25.7	(50%	)

n/m - not meaningful
(1)Includes public telephony and other wireless subscribers.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.
(3)Represents purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million for the quarter ended March 31, 2016. There was no activity from the discontinued operations recorded after the sale of Trilogy Dominicana was completed on March 23, 2016 (see “Discontinued Operations – Trilogy Dominicana” below).

Q1 2017 Highlights

•	Net loss attributable to TIP Inc. for the period from February 7, 2017 through March 31, 2017 was $0.14 per share.

•	On March 21, 2017, TIP Inc. declared a dividend of C$0.02 per common share. The dividend is payable to common shareholders of record as of April 28, 2017 and is expected to be paid on May 12, 2017.

•	Postpaid wireless customers increased 68 thousand or 10% from the first quarter of 2016.

•

Total revenues of $190.7 million for the three months ended March 31, 2017 increased $14.9 million or 8% compared to the same period in 2016. Higher postpaid revenues in both New Zealand and Bolivia and higher wireline service revenues were the primary drivers of the increase in total revenues. Wireline service revenues increased 57% due to the 28 thousand increase in wireline subscribers for the three months ended March 31, 2017 compared to the same period in the prior year.

•

Loss from continuing operations totaled $11.3 million for the three months ended March 31, 2017, a decrease of $3.2 million from the same period in 2016. This decrease was primarily due to a larger percentage increase in total revenues in New Zealand than the percentage increase in operating expenses. The total revenue increase in New Zealand was driven by an increase of $9.1 million in postpaid revenues and an increase of $4.9 million in wireline revenues for the three months ended March 31, 2017 compared to the same period in the prior year.

•

Consolidated Adjusted EBITDA totaled $40.1 million for the three months ended March 31, 2017, a $10.1 million or 34% increase compared to the same period in the prior year, driven by increases in both New Zealand and Bolivia. The increase in New Zealand was primarily attributable to higher service revenues, mainly postpaid revenues resulting from the growth of the postpaid subscriber base, more than offsetting an increase in cost of service. In Bolivia, the increase was primarily driven by the decline is cost of service offsetting the decline in service revenues resulting from a decrease in voice and SMS revenues.

•

Capital expenditures were $12.9 million for the three months ended March 31, 2017, representing a 50% decrease over the same period in the prior year, primarily as a result of timing of spending of network expansions in both Bolivia and New Zealand and the development of a new business support system which was placed in service in the first quarter of 2017 in New Zealand.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company’s operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in “Key Industry Performance Measures – Definitions” at the end of this MD&A).

Subscriber Count

	As of March 31,		% Variance
(in thousands)	2017	2016	2017 vs 2016
New Zealand
Postpaid wireless subscribers	377	324	16%
Prepaid wireless subscribers	1,072	1,061	1%
Wireline subscribers	61	33	84%
New Zealand Total	1,509	1,418	6%

Bolivia
Postpaid wireless subscribers	345	330	5%
Prepaid wireless subscribers	1,801	1,910	(6%	)
Other wireless subscribers(1)	63	69	(8%	)
Bolivia Total	2,209	2,308	(4%	)

Consolidated
Postpaid wireless subscribers	722	654	10%
Prepaid wireless subscribers	2,872	2,971	(3%	)
Other wireless subscribers(1)	63	69	(8%	)
Wireline subscribers	61	33	84%
Consolidated Total	3,718	3,727	0%

Notes:
(1)Includes public telephony and other wireless subscribers

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. Wireless subscribers include both postpaid and prepaid services for voice-only, data-only or a combination thereof in both the Company’s New Zealand and Bolivia segments, as well as public telephony and other wireless subscribers in Bolivia. Wireline subscribers include the subscribers associated with the Company’s fixed-broadband product in New Zealand.

The Company ended March 31, 2017 with 3.7 million consolidated wireless subscribers, a loss of 35 thousand wireless subscribers compared to March 31, 2016; it closed the period with 61 thousand wireline subscribers, an increase of 28 thousand wireline subscribers over March 31, 2016.

•

New Zealand’s wireless subscriber base increased 5% compared to March 31, 2016, reflecting growth in postpaid subscribers of 16% and growth in prepaid subscribers of 1%; wireline subscribers increased 84% compared to March 31, 2016, reflecting growth in both residential and enterprise customers.

•	Bolivia’s wireless subscriber base decreased 4% compared to March 31, 2016, reflecting a reduction in prepaid subscribers of 6% partially offset by an increase in postpaid subscribers of 5%.

Key Performance Metrics

	Three Months Ended March 31,		% Variance
(not rounded, unless otherwise noted)	2017	2016	2017 vs 2016
Monthly blended wireless ARPU	$12.29	$11.26	9%
Monthly postpaid wireless ARPU	$30.35	$28.25	7%
Cost of acquisition	$56.55	$57.15	(1%	)
Equipment subsidy per gross addition	$8.43	$12.41	(32%	)
Blended wireless churn	4.56%	5.14%	n/m
Postpaid wireless churn	1.44%	1.51%	n/m
Capital expenditures (in millions)(1)	$12.9	$25.7	(50%	)
Capital intensity	8%	19%	n/m

n/m - not meaningful
(1)Represents purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million for the quarter ended March 31, 2016. There was no activity from the discontinued operations recorded after the sale of Trilogy Dominicana was completed on March 23, 2016 (see “Discontinued Operations—Trilogy Dominicana” below).

Monthly Blended Wireless ARPU – average monthly revenue per wireless user

For the period presented, the Company experienced a positive impact from increased mobile data usage with respect to its monthly wireless ARPUs in both New Zealand and Bolivia, excluding any foreign currency fluctuations. The volume of mobile data usage, a key driver of higher data revenues, increased due to a combination of a growth in postpaid subscribers, an increase in mobile data usage per subscriber in both segments, as well as an increase in smartphone devices utilized by the subscribers. The increase in mobile data revenues partially offset the decline in voice revenues in Bolivia.

Monthly wireless ARPU increased by 9% for the three months ended March 31, 2017, compared to the same period in 2016; wireless data ARPU increased by 21% for the three months ended March 31, 2017 compared to the same period in 2016.

Cost of Acquisition

The Company’s cost of acquisition for its segments is largely driven by increases or decreases in equipment subsidies, as well as fluctuations in its sales and marketing expenses, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis as explained below.

Cost of acquisition decreased 1% for the three-month period ended March 31, 2017 as compared to the same period in 2016. This decrease was mainly attributable to a decrease in cost of equipment sales in Bolivia.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of the Company’s cost of acquisition, have centered on an increasing demand for, and promotion of, smartphone devices. In Bolivia, a relatively new entrant into smartphone-centric usage, equipment subsidies are typically used to encourage smartphone-device usage. The grey market category source of unsubsidized devices, still represents the principal smartphone market in the country of Bolivia. In New Zealand, there has been a general reduction in equipment subsidies due to the launch of the Equipment Installment Plan (“EIP”) in the third quarter of 2014, which reduces handset subsidies, but there have been offsetting increases in equipment subsidy costs related to the growing wireline subscriber base, as well as the launch of higher-end wireless devices.

For the three months ended March 31, 2017, the equipment subsidy per gross addition decreased by 32% compared to the same period in 2016. This decrease was driven by a decline in handset promotions in Bolivia resulting from higher subsidies in connection with the 4G initiatives in 2016.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events and holidays. There is generally less seasonality with postpaid churn rates as it is mostly a result of service contract expirations and new device or service launches.

Both New Zealand and Bolivia evaluate their subscriber bases periodically to assess activity in accordance with their subscriber service agreements, and customers who are unable to pay within established standards are terminated; their terminations are recorded as involuntary churn. In Bolivia, network status and perceived quality may contribute to prepaid churn (to a greater degree than in New Zealand), since Bolivia is a highly prepaid-centric market. Additionally, customers in Bolivia have historically acquired and utilized more than one Subscriber Identity Module (“SIM”), from one or more Mobile Network Operators (“MNOs”), for use in the country. As network coverage improves for all MNOs due to continued investment by the MNOs, customers often opt to reduce the number of SIMs owned. This phenomenon contributes to churn and may elevate Bolivia’s churn.

Blended wireless churn decreased by 58 basis points for the three months ended March 31, 2017 compared to the same period in 2016, due to decreased churn in Bolivia as network coverage, including LTE, continues to expand. Additionally, promotions and incentives continued to be offered in Bolivia to encourage retention efforts and growth in sales.

Capital Expenditures

Capital expenditures include costs associated with acquiring property and equipment and placing it into service. The Company’s industry requires significant and on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. The expenditures related to the acquisition of the Company’s spectrum licenses are not included in the Company’s capital expenditure amounts. Capital expenditures are significant and have a material impact on the Company’s cash flows, therefore, planning, funding and managing them is a key focus.

Capital expenditures represent purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements. The Company believes this measure best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

For the three months ended March 31, 2017 compared to the same period in 2016, the capital intensity percentage decreased representing a decrease in additions to capital expenditures due to timing, coupled with an increase in service revenues.

Results of Operations

Consolidated Revenues

	Three Months Ended March 31,		% Variance
(in millions)	2017	2016	2017 vs 2016
Revenues:
Wireless service revenues	$134.8	$125.4	8%
Wireline service revenues	13.4	8.6	57%
Equipment sales	39.0	38.6	1%
Non-subscriber ILD and other revenues	3.5	3.4	4%
Total revenues	$190.7	$175.8	8%

Consolidated Wireless Service Revenues

Wireless service revenues increased $9.4 or 8% for the three months ended March 31, 2017 compared to the same period in 2016, primarily due to stronger data revenues and increases in the postpaid wireless subscriber base combined with an increase from the New Zealand dollar strengthening as compared to the U.S. dollar. Consolidated data revenue increased by 20% for the three months ended March 31, 2017 compared to the same period in 2016. These increases were partially offset by lower voice and SMS revenues in Bolivia attributable to lower usage per subscriber.

Consolidated Wireline Service Revenues

Wireline service revenues increased $4.8 million for the three months ended March 31, 2017 compared to the same period in 2016, primarily due to the growth in the wireline subscriber base since the acquisition of Snap Limited (“Snap”) on April 30, 2015.

Consolidated Equipment Sales

Equipment sales increased $0.5 million for the three months ended March 31, 2017 compared to the same period in 2016, due to the strengthening of New Zealand dollar as compared to the U.S. dollar. Excluding the impact of foreign currency, equipment sales declined $2.2 million. This decrease in equipment sales was associated with the timing of certain handset model release dates in New Zealand. The Samsung S7 release date in New Zealand was in the first quarter of 2016, and the Samsung S8 release date will not take place until the second quarter of 2017. In addition, handset subsidy offerings and promotions associated with 4G initiatives to drive an increase in data usage occurred in Bolivia during the first quarter of 2016.

Consolidated Non-subscriber International Long Distance (“ILD”) and Other Revenues

Non-subscriber ILD and other revenues increased $0.1 million for the three months ended March 31, 2017 compared to the same period in 2016, due to currency fluctuations. Excluding the impact of foreign currency, non-subscriber ILD and other revenues were flat for the three months ended March 31, 2017 compared to the same period in 2016.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company’s operations and its corporate headquarters.

	Three Months Ended March 31,		% Variance
(in millions)	2017	2016	2017 vs 2016
Operating expenses:
Cost of service, exclusive of depreciation, amortization, and accretion shown separately	$54.5	$52.4	4%
Cost of equipment sales	43.2	45.2	(4%	)
Sales and marketing	24.1	23.9	1%
General and administrative	30.3	24.5	23%
Depreciation, amortization and accretion	27.2	24.9	10%
Loss on disposal and abandonment of assets	0.1	0.2	(36%	)
Total operating expenses	$179.5	$171.1	5%

Consolidated Cost of Service

Cost of service expense increased 4%, or $2.1 million, for the three months ended March 31, 2017 compared to the same period in 2016. Cost of service expense in New Zealand increased due to higher broadband transmission expenses, the strengthening of the New Zealand dollar as compared to the U.S. dollar, and increased interconnection costs compared to the first quarter of 2016. These increases were partially offset by a decline in national roaming costs in New Zealand and reduced voice interconnection costs in Bolivia.

Consolidated Cost of Equipment Sales

Cost of equipment sales declined $1.9 million for the three months ended March 31, 2017 compared to the same period in 2016, primarily due to a focus in the 2016 period to drive 4G handset adoption and data usage through subsidy offerings and promotions in Bolivia. Additionally, cost of equipment sales declined in New Zealand as a result of the timing of certain handset model release dates. The Samsung S7 release date in New Zealand was in the first quarter of 2016, and the Samsung S8 release date will not take place until the second quarter of 2017. These declines were partially offset by an increase in New Zealand attributable to the strengthening of the New Zealand dollar as compared to the U.S. dollar.

Consolidated Sales and Marketing

Sales and marketing increased $0.3 million for the three months ended March 31, 2017 compared to the same period in 2016, attributable to the strengthening of the New Zealand dollar as compared to the U.S. dollar. This increase was partially offset by a decline in advertising costs in Bolivia associated with the aforementioned focus on 4G initiatives that occurred in the first quarter of 2016.

Consolidated General and Administrative

General and administrative costs increased $5.7 million for the three months ended March 31, 2017 compared to the same period in 2016, primarily driven by an increase in external professional fees at corporate headquarters attributable to services for the initial reporting period of the Company as a public entity. In addition, general and administrative costs in New Zealand were higher due to consulting fees, the aforementioned strengthening of the New Zealand dollar, and increases in salaries and wages associated with an increase in customer care headcount. Additionally, our estimate of allowance for bad debt increased driven by the overall growth in the postpaid customer base.

Consolidated Depreciation, Amortization and Accretion

Depreciation, amortization and accretion increased $2.4 million for the three months ended March 31, 2017 compared to the same period in 2016, due to new network infrastructure assets placed into service to support network upgrades and expansion. Adding to this increase was the depreciation of a new business support system placed into service in New Zealand during the first quarter of 2017. Additionally, the aforementioned strengthening of the New Zealand dollar contributed to the increase.

Consolidated Other Expenses

	Three Months Ended March 31,		% Variance
(in millions)	2017	2016	2017 vs 2016
Interest expense	$19.0	$15.3	24%
Other, net	0.8	1.9	(60%	)

Interest Expense

Interest expense increased $3.7 million for the three months ended March 31, 2017 compared to the same period in 2016, primarily driven by the higher interest rate on the Trilogy LLC 13.375% senior secured notes due 2019 (the “Trilogy LLC 2019 Notes”) that were issued during the second quarter of 2016 to refinance the Trilogy LLC 10.250% senior secured notes due 2016.

Consolidated Other, Net

Other, net expense decreased $1.1 million for the three months ended March 31, 2017 compared to the same period in 2016, primarily due to the gains on foreign currency transactions in New Zealand as a result of the positive impact from the changes in exchange rates between the New Zealand dollar and other currencies in which the transactions are denominated.

Consolidated Income Taxes

	Three Months Ended March 31,		% Variance
(in millions)	2017	2016	2017 vs 2016
Income tax expense	$(2.7)	$(2.1)	33%

Income Tax Expense

Income tax expense increased by $0.7 million for the three months ended March 31, 2017 compared to the same period in 2016, due to an increase in taxable income in Bolivia.

Discontinued Operations

Trilogy Dominicana

In March 2015, Trilogy LLC committed to a plan to sell its subsidiary in the Dominican Republic, Trilogy Dominicana S.A. (“Trilogy Dominicana”). As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations have been classified as discontinued operations for all periods presented in accordance with FASB Accounting Standards Codification 205-20, “Discontinued Operations.” Trilogy LLC ceased realizing depreciation on the related property and equipment at the time of reclassification of such assets.

On May 22, 2015, the Company, through its subsidiary, Trilogy International Dominican Republic LLC, entered into an agreement (as amended on August 21, 2015) to sell its wholly-owned subsidiary, Trilogy Dominicana, to Servicios Ampliados de Teléfonos S.A., a Dominican Republic entity, for a sale price of $62 million. In connection with the sale agreement, the buyer additionally agreed to fund the operations during the transition period. In fiscal 2015, Trilogy LLC received cash of $27 million from the buyer of which $5 million was recorded as restricted cash within Prepaid expenses and other current assets in the Consolidated Balance Sheet as of December 31, 2015. The offsetting credit was recorded as unearned proceeds within Other current liabilities and accrued expenses in the Consolidated Balance Sheet as of December 31, 2015. On March 23, 2016, the sale of Trilogy Dominicana was completed and Trilogy LLC received the remaining proceeds of $35.0 million and recognized a gain on the sale of $52.8 million. The gain reflects the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, net operating loss carryforwards of $66.5 million at Trilogy Dominicana as of December 31, 2015, which were subject to a full valuation allowance, are no longer available to the Company.

There were no assets and liabilities related to discontinued operations as of March 31, 2017 and December 31, 2016.

No activity from the discontinued operations was recorded after the sale of Trilogy Dominicana was completed on March 23, 2016.

For the three months ended March 31, 2016, there were revenues of $7.5 million, net loss of $2.5 million, gain on sale of discontinued operations of $52.8 and gain from discontinued operations, net of tax, of $50.3 million related to Trilogy Dominicana. In addition, for the three months ended March 31, 2016, there was Net cash provided by operating activities of $0.2 million and Net cash used in investing activities of $0.5 million related to Trilogy Dominicana.

Business Segment Analysis

The Company’s two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company’s networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services are also offered via wireless backhaul connections, as well as in-home use based on WiMAX technology. In New Zealand, fixed-broadband services, or wireline services, have been offered since May 2015.

The Company’s networks support several digital technologies: GSM, 3G, LTE, 4G and WiMAX. In Bolivia, the Company launched 4G services in May 2015 and the Company had 577 4G sites on-air as of March 31, 2017. In New Zealand, the Company launched 4G services in 2014 and the Company had 778 4G sites on-air as of March 31, 2017.

	2degrees	NuevaTel
Company Ownership Percentage(1)	73.3%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(3)	4.5	11.0
Wireless Penetration(4)	139%(2)	87%(1)
Company Wireless Subscribers (in thousands)(1)	1,449	2,209
Company Market Share of Wireless Subscribers(4)	23%(2)	23%(1)

Notes:
(1)As of March 31, 2017.
(2)As of December 31, 2016.
(3)Source: The U.S. Central Intelligence Agency’s World Factbook as of July 2016.
(4)Source: Management estimates.

Following its launch in 2009 as New Zealand’s third wireless entrant, 2degrees quickly gained market share. As of December 31, 2016, 2degrees has a 23% market share of wireless subscribers in New Zealand. The Company believes there is continued opportunity for significant growth in the estimated NZD$5 billion New Zealand telecommunications market. Additionally, the launch of a wireline service offering in May 2015 provides added streams of revenue for New Zealand.

The Bolivian market consists of three mobile operators. The Company’s Bolivian operation has matured into a stable generator of revenue and cash flow since its launch in 2000, with a 23% estimated market share of wireless subscribers as of March 31, 2017. The cash flow generated from its operations has been used to fund its ongoing 3G and 4G network expansion. Bolivia has very low smartphone and broadband penetration compared to other Latin American markets, thus creating opportunity for continued growth in data revenues. Furthermore, the Company believes that smartphone price decreases and the introduction of other mobile data-capable devices will accelerate the data adoption and smartphone penetration rate in Bolivia.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of March 31, 2017, Company-controlled entities owned 73.3% of 2degrees with the remaining interests (26.7%) owned primarily by Tesbrit B.V., a Dutch investment company. The majority of funding to the 2degrees business has been through equity contributions by Trilogy LLC and the 2degrees minority partners, totaling approximately $381 million through March 31, 2017.

Overview

2degrees successfully entered the New Zealand market in 2009 as a disruptive competitor. Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of Organization for Economic Cooperation and Development (“OECD”) countries. These two factors led Trilogy LLC to believe this market presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. 2degrees rapidly gained market share: as of December 31, 2016, management estimated 2degrees’ wireless market subscriber share to be approximately 23%.

Additionally, with the acquisition of Snap on April 30, 2015, 2degrees began to provide fixed broadband communications services to new and existing subscribers.

Services

Today, 2degrees continues to offer compelling plans for voice and data. The Prepay Plus plan has low standard calling and texting rates to anyone in New Zealand and can be easily complemented with bundled rate plans, or “Value Packs”. Furthermore, 2degrees also offers rate plans that let prepaid customers call and text Australia at no extra cost and “Carryover Packs”, which enables customer to carry-over unused minutes and data for up to a year. As 2degrees has increased scale, it has intensified its efforts to recruit postpaid subscribers.

2degrees’ postpaid plans attract higher value subscribers through innovative offers such as the “Carryover” plans, in addition to the EIP handset financing program, described below. 2degrees also offers shared plans, “Freedom” plans (no-term contract), and the ability to call and text both New Zealand and Australia at no extra cost. 2degrees also offers a trade-up option on certain high value handsets whereby a subscriber can trade up to the latest smartphone every year under certain terms and conditions.

One of the key changes in the New Zealand market has been the introduction of the equipment installment plan, or EIP, which is a handset financing plan that allows customers to purchase the handsets they prefer, largely without regard to the service rate plans they select, and pay for their phones over time. The introduction of the EIP significantly reduces handset subsidies that 2degrees pays, thereby reducing subscriber acquisition costs, while allowing subscribers to purchase high-end handsets with the flexibility to choose the appropriate monthly plans without long-term contracts. This handset-financing model enables subscribers to purchase data-centric handsets leading to increased data usage and revenues, as well as generating overall customer satisfaction. Since 2degrees separated the repayment of the handset cost from the service charge, subscribers have upgraded more quickly to the latest handsets as evidenced by the fact that, as of March 31, 2017, over 80% of all postpaid subscribers are on a 4G handset.

2degrees entered the fixed-line internet service provider (“ISP”) business and began offering home broadband plans with the Snap acquisition in 2015. Consistent with the 2degrees values of simplicity and transparency, 2degrees offers just two plans to new residential customers: an uncapped internet plan and a plan with a traffic cap of 80 gigabytes per month. 2degrees offers customers equivalent pricing for both traditional copper broadband and entry-level ultra-fast fiber broadband. This equivalent pricing enables 2degrees to stand by its commitment to offer the best type of connection available at each address, and to upgrade customers as new technology becomes available.

Distribution

As of March 31, 2017, 2degrees’ distribution network included approximately 19 company-owned retail stores, over 40 independent dedicated dealers and over 2,500 points of sale through national retail chains and grocery stores. 2degrees also offers services through its online self-service store.

Network

2degrees operates 2G, 3G and 4G networks. As of March 31, 2017, the 2degrees network consisted of 1,043 cell sites, of which approximately 778 provide 4G service (an increase of 205 4G sites from March 31, 2016). LTE sites covered 82% of the population, enhancing 2degrees’ nationwide coverage with 96% through its own network coverage and 2% through a national roaming agreement with Vodafone. During 2016 and 2017, 2degrees built additional cell sites to improve data throughput and in-building coverage. Additionally, 2degrees initiated deployment of cell sites in areas of the country where its subscribers generate high levels of national roaming traffic in order to minimize consumer roaming costs. 2degrees now receives full benefits from this construction program as it completed this project during the first quarter of 2017.

2degrees Spectrum Holdings

Management believes 2degrees has ample spectrum to compete effectively against other New Zealand wireless operators and expects to renew all or substantially all of its spectrum position once the applicable license expiration dates are reached.

Frequency Band	Spectrum	Spectrum License Expiration	Technology
700 MHz	10 MHz x 2	2031(1)	4G
900 MHz	9.8 MHz x 2	2031(2)	2G and 3G
1800 MHz	25 MHz x 2	2021	2G and 3G
2100 MHz	15 MHz x 2	2021	3G

Notes:
(1)The 2031 expiration for the 700 MHz spectrum is conditioned on payment of the spectrum license cost in installments by 2019. If the aforementioned criteria are not satisfied, the 700 MHz spectrum license expires in 2020.
(2)The 2031 expiration for the 900 MHz spectrum is conditioned on payment by May 2022 of the price of the spectrum license and satisfying certain New Zealand Commerce Act requirements per the sale offer. If these criteria are not satisfied, the rights to use the 900 MHz spectrum expire in 2022 except for 4 MHz that expires in 2031.

Governmental Regulation

New Zealand has a dedicated Minister for Communications, supported by the Ministry of Business Innovation and Employment (“MBIE”), which advises on policy for telecommunications and spectrum issues. The MBIE administers the allocation of radio frequency licenses. 2degrees offers service pursuant to licenses in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ 900 MHz and 700 MHz spectrum licenses expire in, or can be renewed to, 2031; other spectrum licenses expire in 2021. The MBIE is due to offer renewals for 1800 MHz and 2100 MHz this year to 2degrees and its wireless competitors; however, it has indicated that the Government may not offer full renewals for all of this spectrum in 2017, but may hold a portion of the spectrum for a decision on reallocation at a later date. Final decisions on the matter are yet to be made.

The politically independent Commerce Commission of New Zealand is responsible for implementation of New Zealand’s Telecommunications Act 2001. Pursuant to the Telecommunication Act 2001, the Commerce Commission includes a dedicated Telecommunications Commissioner, who oversees a team that enforces, monitors, and provides reports on the telecommunications sector. The Commerce Commission is responsible for identifying which telecommunications services warrant regulation, price and/or non-price terms for regulated services, market monitoring and for establishing enforcement arrangements applicable to regulated services. The Telecommunications Act 2001 provides for wholesale regulation of fixed access services that 2degrees offers, including unbundled bitstream access.

The New Zealand government is currently undertaking a statutory review of the Telecommunications Act 2001. In the context of this review, it has announced that the regulatory framework for fiber services will be regulated using a ‘utility style’ building blocks approach post-2020 (representing a shift from the current Total Service Long Run Increment Cost (TSLRIC) pricing approach applied to copper services). Copper services are proposed to be deregulated in areas where fiber services are available but a final decision is yet to be made on this. Access to fiber unbundling will be required, but is not price-regulated.

There are no major changes to the regulation of mobile services proposed at this stage, but various generic Telecommunications Act 2001 processes may be streamlined and the Commerce Commission may carry out a study looking at the operation of retail and wholesale mobile markets. Implementation details are still being determined. The New Zealand government is also undertaking a review of the Radiocommunications Act. It has been stated by the Government that the purpose of this review is primarily to address interference management and will not address spectrum allocation or competition issues.

The New Zealand government has taken an active role in funding fiber (the Ultra-fast Broadband Initiative) and wireless infrastructure (the Rural Broadband Initiative) to enhance citizens’ access to higher speed broadband services. In March 2015 the Government announced the expansion of the Ultra-fast Broadband Initiative from 75% to 80% of premises passed, at a projected cost of between NZD$152 million and NZD$210 million. In addition, it announced an extension of the Rural Broadband Initiative and a Mobile Black Spots Fund, allocating NZD$150 million of funding for these purposes. In April 2017, 2degrees submitted a joint bid with other national mobile providers, Vodafone and Spark, to deliver a shared wireless broadband/mobile solution in rural areas identified by the Government.

New Zealand - Operating Results

	Three Months Ended March 31,		% Variance
(in millions, unless otherwise noted)	2017	2016	3 mo. vs. 3 mo.
Service revenues	$86.0	$69.4	24%
Total revenues	$124.1	$106.4	17%
Data as a % of wireless service revenues	65%	65%	n/m
New Zealand Adjusted EBITDA	$22.3	$15.0	49%
New Zealand Adjusted EBITDA Margin %(1)	26%	22%	n/m

Postpaid Subscribers (in thousands)
Net additions	5	11	(60%	)
Total postpaid subscribers	377	324	16%

Prepaid Subscribers (in thousands)
Net additions	5	10	(48%	)
Total prepaid subscribers	1,072	1,061	1%

Total wireless subscribers (in thousands)	1,449	1,385	5%

Wireline Subscribers (in thousands)
Net additions	4.9	5.5	(10%	)
Total wireline subscribers	61	33	84%
Total ending subscribers (in thousands)	1,509	1,418	6%

Blended Wireless churn	2.77%	2.85%	n/m
Postpaid churn	1.16%	1.18%	n/m
Monthly blended wireless ARPU (not rounded)	$16.15	$14.26	13%
Monthly postpaid wireless ARPU (not rounded)	$37.34	$34.36	9%

Capital expenditures (2)	$10.3	$12.3	(16%	)
Capital intensity	12%	18%	n/m

n/m - not meaningful
Notes:
(1) New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand Service revenues.
(2) Represents purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Service revenues increased $16.6 million for the three months ended March 31, 2017 compared to the same period in 2016. The increase in service revenues was primarily due to stronger postpaid revenues driven by the larger postpaid subscriber base and growth in the consumption of data services as a result of continuing network expansion projects and the 4G overlay. Data revenues increased 20% for the three months ended March 31, 2017 compared to the same period in 2016. An increase in wireline revenue of $4.8 million for the three months ended March 31, 2017 compared to the same period in 2016, also contributed to the increase of service revenues due to growth in the broadband subscriber base. A portion of the increase in service revenues, $4.9 million, resulted from the strengthening of the New Zealand dollar as compared to the U.S. dollar.

Total revenues increased $17.7 million for the three months ended March 31, 2017 compared to the same period in 2016, due to the aforementioned increase in service revenues. In addition, total revenues increased $7.5 million in 2017 attributable to the strengthening of the New Zealand dollar as compared to the U.S. dollar.

For the three months ended March 31, 2017 compared to the same period in the prior year, operating expenses increased $12.6 million, primarily due to the following:

•

Cost of service increased $4.4 million mainly due to broadband transmission expenses associated with the growth of the broadband business. In addition, cost of service increased $1.9 million attributable to the strengthening of the New Zealand dollar as compared to the U.S. dollar. There was also an increase in interconnection costs driven by a higher volume of traffic terminating on other carriers’ networks. These increases were partially offset by a decline in national roaming costs attributable to 2degrees’ investment in national coverage;

•

Cost of equipment sales increased $0.9 million due to an increase of $2.7 million attributable to the strengthening of the New Zealand dollar as compared to the U.S. dollar. Excluding the impact of foreign currency, cost of equipment sales declined $1.8 million. This decrease in cost of equipment sales is associated with the timing of certain handset model release dates. The Samsung S7 release date in New Zealand was in the first quarter of 2016, and the Samsung S8 release date will not take place until the second quarter of 2017;

•

Sales and marketing increased $0.9 million attributable to the strengthening of the New Zealand dollar as compared to the U.S. dollar. Excluding the impact of foreign currency, sales and marketing was flat for the three months ended March 31, 2017 compared to the same period in 2016;

•

General and administrative increased $4.5 million driven by an increase of $0.9 million related to the strengthening of the New Zealand dollar as compared to U.S. dollar. Excluding the impact of foreign currency, there was an increase in consulting expenses costs attributable to salaries and wages associated with an increase in customer care headcount and an increase in bad debt expense attributable to the overall growth in the postpaid customer base; and

•

Depreciation, amortization and accretion increased $2.0 million primarily due to additional network infrastructure assets placed into service to support network upgrades and expansion and depreciation commencing on the new business support system placed into service during the first quarter of 2017. The strengthening of the New Zealand dollar as compared to the U.S. dollar also contributed to the increase compared to the same period in 2016.

New Zealand Adjusted EBITDA increased by $7.3 million, or 49%, for the three months ended March 31, 2017 compared to the same period in 2016. The change in Adjusted EBITDA was a result of growth in service revenues partially offset by the increase in cost of service, sales and marketing and general and administrative expenses described above.

Capital expenditures decreased $2.0 million for the three months ended March 31, 2017 compared to the same period in 2016. This decrease was primarily due to capital expenditures in 2016 towards network expansion projects to reduce roaming costs and the development of a new business support system. As mentioned above, this new business support system was placed into service during the first quarter of 2017.

Subscriber Count

The 2degrees wireless subscriber base increased 5% when compared to the first quarter of 2016, reflecting continued expansion in postpaid wireless subscribers of 16% and prepaid wireless subscribers of 1%. As of March 31, 2017, postpaid wireless subscribers comprised 26% of total wireless subscriber base, an increase of approximately three percentage points from March 31, 2016. Postpaid wireless subscriber growth was primarily driven by competitive offers, including the EIP, which increased acquisition and retention of the postpaid wireless subscriber base. As of March 31, 2017, 2degrees’ wireline subscriber base increased 84% compared to the first quarter of 2016. Wireline subscriber growth was mainly due to a growing customer base and competitive offers, including unlimited broadband plans and discounts to existing postpaid wireless subscribers.

Wireless ARPU

2degrees’ wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, foreign currency fluctuations, amount of data consumed by the subscriber, and the mix of service plans and bundles.

Wireless ARPU increased by 13% in the first quarter of 2017 compared to 2016 due to the higher proportion of postpaid wireless subscribers over the total wireless subscriber base and an increase in data usage per subscriber. Growth in data usage is partially due to 2degrees’ investment in network expansion and 4G overlay projects. Wireless ARPU attributable to voice usage increased 12%, with wireless ARPU related to web navigation, SMS, and value-added services increasing 14%. Postpaid ARPU increased 9%; however, excluding the impact of the aforementioned strengthening of the New Zealand dollar, postpaid ARPU increased 1%. Wireless ARPU was also impacted as a result of the strengthening of the New Zealand dollar as compared to the U.S. dollar. Excluding foreign currency impact, wireless ARPU increased 6%.

Business Outlook, Competitive Landscape and Industry Trend

New Zealand is a developed, prosperous country with a population of 4.5 million and a wireless penetration rate of 139.0% .

Economy Overview

Over the past 30 years, New Zealand has transformed from an agrarian economy, dependent on concessionary British market access, to a more industrialized, developed, services-dependent nation, with a large and growing tourism industry and free market economy that competes globally. The country had steady GDP growth of over 2.5% per year with low, stable inflation rates. The country’s GDP per capita is on par with Western Europe.

The country has a well-developed legal framework and regulatory system. New Zealand was most recently rated AA+ by S&P and Aaa by Moody’s based on the country’s high economic strength, very high institutional and government financial strength, and low susceptibility to event risk. The country has no history of debt default.

New Zealand operates under a floating currency regime where the OCR is used as a monetary policy lever. The OCR is the interest rate set by the Reserve Bank of New Zealand to meet the inflation target specified in its Policy Targets Agreement; the rate is reviewed eight times a year and may be adjusted following significant changes in global macroeconomics.

Telecom Overview

The size of the New Zealand telecommunications market reached NZD$5 billion in 2015 and total industry investment for 2015 was approximately NZD$1.77 billion, surpassing the previous high in 2014. This investment was underpinned by government-backed spending in the Ultra-Fast Broadband initiative, which brings fiber connectivity to homes, schools, businesses, and medical facilities; the government’s Rural Broadband initiative, which brings broadband connectivity to rural areas using wireless and wired infrastructure; and the private sector’s 4G mobile spectrum investment, which upgrades the infrastructure capability.

With a high wireless penetration rate of 139% as of December 31, 2016 and the availability of the latest in-demand devices, data consumption in New Zealand continues to grow. Mobile data consumption nearly doubled in 2015; consumers utilized approximately 390 megabytes per subscriber in 2015, up from 229 megabytes in 2014, suggesting strong growth in data consumption for the foreseeable future. This growth in consumption is largely due to an increased share of smartphone owners utilizing data. As of June 2016, smartphone device shipments represented 92% of overall device shipments in the market. Additionally, New Zealand smartphone adoption has risen to 82% through June 30, 2016, up from 77% in 2015 and 68% in 2014.

Competition

2degrees competes with two wireless providers in New Zealand: Vodafone, with 39% of the wireless subscriber market, and Spark New Zealand, with 38% of the market, in each case based on management estimates as of December 31, 2016. Vodafone operates a 2G, 3G and 4G network. Spark New Zealand operates a 3G and 4G network. Spark New Zealand and Vodafone offer services across both the fixed and mobile markets.

In the broadband market, 2degrees, with 3% of the broadband subscriber market, competes with a handful of broadband providers in New Zealand: Spark New Zealand with 42% of the broadband subscriber market, Vodafone with 27% of the market, Vocus with 14% of the market, Trust Power with 5% of the market, and remaining players accounting for 9%, as of December 31, 2016.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they were running Western Wireless. Trilogy LLC subsequently acquired a majority stake in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings characterized by innovative solutions to expand market share and superior subscriber care. The company focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency, a strong national brand, and loyalty programs. As of March 31, 2017, NuevaTel had approximately 2.2 million wireless subscribers representing approximately an estimated 23% subscriber market share.

Services

NuevaTel offers wireless voice and high-speed data communications services through both prepaid and postpaid payment plans, with prepaid subscribers representing approximately 82% of the subscriber base as of March 31, 2017. Postpaid plans are sold using a customer-friendly, simplified approach with five distinct offerings based on tariff and usage. Prepaid customers have the option of purchasing prepaid cards ranging from 10 Bolivianos up to 80 Bolivianos. Additionally, prepaid customers are eligible to receive voice and data service bonuses at the time of recharge based on a customer’s tenure and historical purchase trends, which improves customer loyalty and reduces churn. NuevaTel offers a full range of smartphone devices, including iPhones and Samsung Galaxy devices; however, the majority of its handset sales are more affordable smartphones from manufacturers such as Huawei. The recent availability of 4G-enabled smartphones from NuevaTel and through the grey market at prices affordable to Bolivian customers is a key factor facilitating 4G adoption. With the increasing penetration of 4G / LTE smartphones in the customer base, there is a significant opportunity for continued growth in data adoption as NuevaTel’s 4G / LTE network continues to expand.

Additionally, NuevaTel has a number of ancillary, noncore businesses including public telephony (pay phone) services with approximately 59 thousand units installed nationally and WiMAX, a fixed broadband product offering. Both of these businesses will continue to decline in the coming years as NuevaTel focuses on its core business of postpaid and prepaid wireless services. Public telephone and WiMAX products combined contributed less than 6% of service revenues in the quarter ended March 31, 2017.

Distribution

NuevaTel distributes its products through company-owned “Viva” stores that are designed to encourage customers to interact with devices and technology. NuevaTel also utilizes outsourced dealers and stores, which help implement the company’s handset distribution strategy to increase LTE device proliferation and data adoption. As of March 31, 2017, NuevaTel’s distribution network included approximately 17 stores, over 180 dealers and over 9,990 other dealer points of presence.

Network

NuevaTel has a robust spectrum position and network infrastructure. NuevaTel currently provides 2G and 3G mobile communications in the 1900 MHz band, 4G services in the 1700/2100 MHz bands and WiMAX services in several cities in the 3500 MHz band. Its mobile network consisted of approximately 1,076 cell sites as of March 31, 2017. NuevaTel launched a significant number of 4G sites beginning in 2015, ending the first quarter of 2017 with approximately 577 4G sites.

NuevaTel undertook major network expansions in 2015 and 2016 to enable 4G and expand 3G services. It has invested a total of $106 million since 2015 in network infrastructure to boost in-city coverage, both in terms of speed and capacity.

Total cell sites increased by 15% compared to the first quarter of 2016, while LTE sites as a percentage of total increased 11% from the first quarter of 2016.

NuevaTel maintains international roaming agreements with over 220 operators in over 90 countries worldwide as of March 31, 2017.

NuevaTel Spectrum Holdings

Frequency Band	Spectrum	Spectrum License Expiration	Technology
1900 MHz	25 MHz x 2	2019 - 2028(1)	2G and 3G
3500 MHz	25 MHz x 2	2024 - 2027	WiMax
1700/2100 MHz	15 MHz x 2	2029	4G

Notes:
(1)30 MHz (15 MHz x 2) expires in November 2019 and 20 MHz (10 MHz x 2) expires in April 2028.

The Company estimates that NuevaTel had a 67% population coverage as of March 31, 2017.

Governmental Regulation

The Trilogy LLC founders have operated NuevaTel since 2000 and believe they have good relationships with the regulatory bodies. NuevaTel operates two spectrum licenses in the 1900 MHz band; the first license expires in November 2019, and the second license expires in 2028. Additionally, NuevaTel provides 4G services in the 1700 / 2100 MHz bands with a license term expiring in 2029. The Bolivian constitution specifies that carriers’ vested rights under their existing concessions will be preserved at the renewal date. NuevaTel also provides fixed broadband services using WiMAX technology through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request. See “NuevaTel Spectrum Holdings” above for additional information regarding NuevaTel’s spectrum holdings.

The principal governmental agency with regulatory oversight for telecommunications is the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes (“ATT”). It is responsible for administering spectrum auctions, renewing licenses and concessions to provide services to the public, setting interconnection rates, and implementing other policies designed to promote competition and consumer protection. Recently, it reduced both domestic and international interconnection rates and revised service quality standards. The ATT also enforces rules relating to consumer disclosures, product offerings, service quality and service reliability; and it is empowered to impose fines or other sanctions against telecommunications carriers that it finds have failed to comply with such rules.

Under Bolivia’s telecommunications law, enacted on August 8, 2011, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. Although the law specifies, in compliance with the Bolivian constitution, that carriers’ vested rights under their existing concessions will be preserved, the Bolivian government may attempt to use its powers under the new telecommunications law to impose burdensome obligations on NuevaTel or seek to expand its ability to impose fines or revoke NuevaTel’s license. The ATT issued a proposed replacement contract template to NuevaTel in late March 2016. NuevaTel submitted comments on the draft to the ATT in 2016. The ATT also recently renewed licenses held by NuevaTel’s competitors and NuevaTel has been advised that these licenses contain provisions based on the ATT template that was sent to NuevaTel in March 2016. However, the Company may not know precisely how the renewal process will affect NuevaTel until NuevaTel’s license approaches its scheduled expiration in November 2019.

In 2013 and 2014, the Bolivian government allocated 4G spectrum in the 700 MHz and AWS bands (1700 / 2100 MHz) by assignment to Entel and through auctions in which both Tigo and NuevaTel acquired licenses. NuevaTel purchased its 30 MHz license in the AWS band for $23 million. Pursuant to 4G regulations applicable to this license, NuevaTel was obligated to launch 4G service in May 2015 in nine major cities, with additional deployment requirements to be met in the following 96 months. NuevaTel has satisfied its 2015 initial launch and 2016 requirements. It expects to meet future 4G deployment requirements, although it anticipates that the cost of deployment will increase as it expands into rural areas.

In November 2016, the ATT published a communication indicating that it may eliminate the 60-90 day expiration periods for unused airtime credits. Based on further communications with government officials, NuevaTel now believes that refunds will not be pursued by the ATT. NuevaTel will continue to monitor additional communications from the ATT in this regard and evaluate potential impacts, if any, on NuevaTel.

In December 2016, the Bolivian government issued a supreme decree moving the number portability activation due date to November 2017.

Bolivia - Operating Results

	Three Months Ended March 31,		% Variance
(in millions, unless otherwise noted)	2017	2016	2017 vs 2016

Service revenues	$65.6	$67.7	(3%	)
Total revenues	$66.5	$69.3	(4%	)
Data as a % of wireless service revenues	46%	37%	n/m
Bolivia Adjusted EBITDA	$20.7	$17.9	16%
Bolivia Adjusted EBITDA Margin %(1)	32%	26%	n/m
Postpaid Subscribers (in thousands)
Net additions (losses)	0.5	7	(93%	)
Total postpaid subscribers	345	330	5%

Prepaid Subscribers (in thousands)
Net additions (losses)	(8)	(64)	87%
Total prepaid subscribers	1,801	1,910	(6%	)

Other wireless subscribers(2)	63	69	(8%	)
Total wireless subscribers (in thousands)	2,209	2,308	(4%	)

Blended Wireless churn	5.73%	6.49%	n/m
Postpaid churn	1.75%	1.83%	n/m

Monthly wireless ARPU (not rounded)	$9.76	$9.49	3%
Monthly postpaid wireless ARPU (not rounded)	$22.75	$22.29	2%
Capital expenditures(3)	$2.5	$13.3	(81%	)
Capital intensity	4%	20%	n/m

n/m - not meaningful
Notes:
(1)Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia Service revenues.
(2)Includes public telephony and other wireless subscribers.
(3)Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Three Months Ended March 31, 2017 compared to Three Months Ended March 31, 2016

Bolivia’s wireless customer base decreased by 4% to 2.2 million customers at March 31, 2017 with a reduction in prepaid customers of 6%, partially offset by an increase in postpaid customers of 5%.

Service revenues declined by $2.1 million for the three months ended March 31, 2017 compared to same period in 2016, primarily due to lower prepaid revenues attributable to lower volume of voice traffic on the network. This decline in voice revenues was partially offset by an increase in data revenues from both prepaid and postpaid subscribers as more subscribers are using data.

Data revenues, including SMS, represented 46% of wireless service revenues, an increase from 37% over the three months ended March 31, 2016. The Company expects data revenues to continue to grow due to an increasing percentage of subscribers using smartphones and increasing data adoption rates; these increases offset the voice revenue declines that reflect a global trend in the wireless industry as consumers have reduced their reliance on voice services as the primary forum for daily communication.

Total revenues decreased by $2.8 million for the three months ended March 31 2017 compared to the same period in 2016, primarily due to the decrease in service revenues discussed above.

For the three months ended March 31, 2017 compared to the same period in the prior year, operating expenses decreased $5.3 million largely due to lower costs of equipment sales and decline in network expenses, as follows:

•

Cost of service decreased $2.3 million for the three months ended March 31, 2017 compared to the same period in 2016, primarily due to a decrease in interconnection costs due to lower voice and SMS traffic terminating outside of NuevaTel’s network; and

•

Cost of equipment sold decreased $2.8 million for the three months ended March 31, 2017 compared to the same period in 2016, mainly due to the handset subsidy offerings and promotions associated with 4G initiatives to drive increase in data usage that occurred in first quarter of 2016.

Bolivia Adjusted EBITDA increased $2.8 million in the three months ended March 31, 2017 compared to the same period in 2016. The change in Adjusted EBITDA was primarily a result of a larger decrease in operating expenses described above than the decrease in service revenues.

Capital expenditures decreased by $10.8 million in the three months ended March 31, 2017 compared to the same period in 2016, mainly due to timing of the investment in 4G coverage and network expansion projects.

Subscriber Count

Bolivia’s wireless subscriber base has been predominantly prepaid, although the postpaid portion of the base has grown. In addition to prepaid and postpaid, Bolivia’s wireless subscriber base includes public telephony subscribers, as well as WiMAX subscribers; these two subscriber bases are on the decline, and comprised less than 3% of the overall subscriber base as of March 31, 2017.

Bolivia’s wireless subscriber base decreased 4% for the quarter ended March 31, 2017 compared to the same period in 2016, primarily due to a reduction in prepaid subscribers of 6%, which was partially offset by an increase in postpaid subscribers of 5%. Postpaid subscribers now comprise 16% of the wireless subscriber base, an increase of one percentage point from March 31, 2016.

Bolivia’s decline in prepaid subscribers is largely due to its increased focus on acquiring and retaining postpaid subscribers, who are heavy consumers of mobile data services offered by NuevaTel’s 3G and 4G networks.

Wireless ARPU

Bolivia’s wireless ARPU is generally driven by the mix and volume of postpaid and prepaid subscribers, its service rate plans, and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Additionally, mobile termination rates (“MTR”) have lowered voice-related service revenues, although this is less a factor in 2017 than when first implemented in 2013. Subscriber usage of voice services, SMS, value-added services and web navigation also have an impact on Bolivia’s wireless ARPU.

Wireless ARPU increased by 3% in three months ended March 31, 2017 from the same period in 2016, mainly attributable to an increase in postpaid revenues and an increase in mobile data usage per customer attributable to increasing smartphone penetration along with a lower subscriber base.

Business Outlook, Competitive Landscape and Industry Trend

Bolivia, located centrally in South America, is a land-locked country with a population of approximately 11 million. There are eight main cities, of which the following have the largest population: Santa Cruz, El Alto, La Paz and Cochabamba.

Bolivia has mountainous regions with a cool, dry climate at around 3,500 meters. This landscape has made it difficult to establish land-based telecommunications infrastructure, and thus has resulted in a high concentration of mobile subscribers and the country’s reliance on wireless technologies as the principal means of providing telecommunications services. Bolivia has approximately 9.5 million wireless subscribers.

Bolivian Economy Overview

Bolivia, officially known as the Plurinational State of Bolivia, is a presidential republic located in western-central South America, bordered to the north and east by Brazil, to the southeast by Paraguay, to the south by Argentina, to the southwest by Chile, and to the northwest by Peru. The currency used in Bolivia, the Boliviano, is tied to the value of the U.S. dollar. Since the introduction of the pegged regime, the Bolivian exchange rate has remained stable. While there has been speculation as to breaking the peg with the U.S. dollar, the Company does not expect the impact, if any, to be material in the short or medium term. In March 2017, Bolivia issued US$1 billion of sovereign bonds to mature in 2028 – rated by S&P as ‘BB’ and reflecting the country’s strong external balance sheet, low debt burden, and favorable debt profile.

Bolivia is a resource-rich country with strong growth attributed to captive markets for natural gas exports to Brazil and Argentina. Bolivia recorded the highest growth rate in South America during 2013, and has since then averaged GDP growth of 5% per year. In 2015, natural gas accounted for roughly 50% of Bolivia’s total exports. Bolivia also has one of the world’s largest reserves of lithium; this resource is essential in the production of batteries, and lithium supply security has become a top priority for technology companies in the U.S. and Asia. The U.S. Geological Survey estimates 9 million tons of identified lithium resources in Bolivia, representing 23% of the world’s total.

In spite of recent lower commodity prices, Bolivia is one of the best performing economies in Latin America, driven by strong public investment and private consumption; GDP has increased annually since 2006, from $11.5 billion to $35.7 billion in 2015, based on the latest estimate available.

Telecom Overview

Bolivia has a population of approximately 11 million and an estimated wireless penetration rate of 87%. The country presents an attractive market for wireless service providers given the substantial demand for communications services due primarily to the lack of a national fixed-line communications provider. The local wireline network is fragmented into 15 independent regional telephone cooperatives, with each having distinct products and services.

Mobile use in Bolivia has expanded rapidly due to the absence of extensive fixed-line infrastructure. Prepaid subscribers constitute the majority of the wireless market in Bolivia with an increasing postpaid base. The Bolivian market is exhibiting several trends, notably: (i) increased demand for smartphones, (ii) the increased prevalence of 3G and 4G capable devices, (iii) the ability for new technology to reach rural, previously under-served areas, and (iv) increased availability of content, music, mobile money, and other such data-based services. The market is experiencing increasing consumer demand for the latest technologies, particularly in data services, and the carriers are seeking to construct robust networks with the capacity to satisfy those demands. Historically, consumers of services have purchased multiple SIMs from one or more MNOs. More recently, and largely due to increasing availability of robust networks, consumers have favored the use of one SIM from a single MNO.

Competition

NuevaTel competes with two main wireless providers in Bolivia: Entel, with approximately 44% of the market, and Tigo, with approximately 33% of the market, in each case as of March 31, 2017, based on management estimates. Entel is a government-run entity, which operates a 2G and 3G network in the 850 and 1900 MHz bands. It launched a 4G network in the 700 and 1700/2100 MHz bands, and has been pursuing a satellite-based strategy with the recent development of the Tupac-Kitari satellite in 2015. While NuevaTel concentrates on urban customers, Entel operates with a mandate to provide coverage throughout Bolivia and a significant proportion of its subscriber base is in areas where NuevaTel does not compete. Tigo, a subsidiary of Millicom S.A., uses 2G and 3G technologies and operates in the 850 and 1900 MHz bands. Tigo also launched a 4G network in 2014 and uses the 700 and 1700/2100 MHz bands. Additionally, Tigo provides a complementary cable television service that can be bundled with its wireless offerings. The wireless communications systems in which NuevaTel has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol. NuevaTel’s long distance service also competes with Entel, Tigo and other alternative providers.

Selected Financial Information

The following tables set forth our summary consolidated financial and operating data for the periods ended and as of the dates indicated below. Amounts in the tables below are presented in U.S. dollars.

The summary consolidated financial data are derived from our Condensed Consolidated Financial Statements for the quarter ended March 31, 2017.

Differences between amounts set forth in the following tables and corresponding amounts in our Condensed Consolidated Financial Statements and related notes for the quarter ended March 31, 2017 are a result of rounding. Amounts for subtotals and totals presented in the following tables may not sum arithmetically because of rounding.

Selected balance sheet information

The following table shows selected consolidated financial information concerning the Company’s financial position as of March 31, 2017 and Trilogy LLC’s financial position as of December 31, 2016, prepared in accordance with U.S. GAAP. The table below provides information concerning the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data

			As of
	As of March 31,		December 31,
(in millions, except as noted)	2017		2016	Change includes:
Cash and cash equivalents	$187.3		$21.2	See “Liquidity and Capital Resources Measures” within this MD&A.
% Change	785%

Other current assets	137.5		139.1	Decrease in Q1 2017 is not meaningful.
% Change	(1%	)

Property, equipment and intangibles	494.6		506.6	Decrease in Q1 2017 is related to normal depreciation and amortization expense.
% Change	(2%	)

Other non-current assets	39.0		39.3	Decrease in 2017 is not meaningful.
% Change	(1%	)

Total assets	$858.4		$706.2
Current portion of long-term debt	6.2		8.8	Decline in Q1 2017 due to changes in the New Zealand facility to fund 2degrees’ working capital.
% Change	(30%	)

All other current liabilities	215.2		215.2	Not meaningful.
% Change	(0%	)

Long-term debt	575.0		591.2	Decrease in Q1 2017 primarily due to the repurchase of $18.2 million of the Trilogy LLC 2019 Notes
% Change	(3%	)

All other non-current liabilities	41.2		39.9	Increase in 2017 is not meaningful.
% Change	3%

Total mezzanine equity and shareholders’ equity/members' deficit	20.8		(148.9)	Changes due to equity impacts upon close of the Arrangement on February 7, 2017.
% Change	(114%	)
Total liabilities, mezzanine equity and shareholders' equity/members' deficit	$858.4		$706.2

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

		For the Quarter Ended
	2017	2016				2015
(in millions, except per unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Service revenues	$151.7	$154.1	$150.3	$143.0	$137.3	$137.7	$131.2	$135.7
Equipment sales	39.0	58.8	41.2	40.2	38.6	44.9	30.4	40.4
Total revenues	190.7	213.0	191.5	183.2	175.8	182.6	161.7	176.1
Operating expenses	(179.5)	(197.4)	(179.8)	(175.1)	(171.1)	(174.8)	(151.9)	(166.2)
Operating income	11.2	15.5	11.7	8.0	4.8	7.8	9.8	10.0
Interest expense	(19.0)	(18.3)	(18.4)	(17.0)	(15.3)	(16.1)	(14.9)	(15.8)
Debt modification costs	-	-	-	(3.8)	-	-	-	-
Other, net	(0.8)	2.8	(2.0)	0.9	(1.8)	(0.9)	(1.1)	(1.9)
Loss from continuing operations before income taxes	(8.6)	0.1	(8.7)	(11.9)	(12.4)	(9.1)	(6.3)	(7.7)
Income tax expense	(2.7)	(0.1)	(3.0)	(2.5)	(2.1)	(2.1)	(3.5)	(4.3)
Loss from continuing operations	(11.3)	(0.0)	(11.7)	(14.4)	(14.5)	(11.2)	(9.8)	(12.0)
Gain (loss) on discontinued operations, net of taxes	-	-	-	(0.0)	50.3	(3.3)	(2.6)	(2.4)
Net income (loss)	(11.3)	(0.0)	(11.8)	(14.3)	35.9	(14.5)	(12.3)	(14.4)
Net (income) loss attributable to noncontrolling interests and prior controlling interest	5.4	(0.0)	(11.8)	(14.3)	35.9	(14.5)	(12.3)	(14.4)

Net loss attributable to TIP Inc.	$(5.9)	$-	$-	$-	$-	$-	$-	$-

Net loss attributable to TIP Inc. per share (1):
Basic and Diluted	$(0.14)

(1) Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the total net income (loss) of Trilogy LLC prior to February 7, 2017 was attributable to the noncontrolling interests or prior controlling interest.

Quarterly Trends and Seasonality

The Company’s operating results generally vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, impairment of assets, and changes in income taxes.

New Zealand and Bolivia

Trends in New Zealand and Bolivia’s Service Revenues and overall operating performance are affected by:

•	Lower prepaid subscribers due to shift in focus to postpaid sales;
•	Higher usage of wireless data due to migration from 3G to 4G;
•	Higher handset sales as more consumers shift to smartphones;
•	Stable postpaid churn, which the Company believes is a reflection of the Company’s heightened focus on high-value subscribers and the Company’s enhanced subscriber service efforts;

•	Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;
•	Lower roaming revenue as network-coverage enhancements are made, as well as increased uptake of value-added roaming-plans;
•	Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;
•	Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly- sought devices;
•	Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decrease in costs associated with a decline in voice usage; and
•	Higher costs associated with the retention of high-value subscribers.

Trends unique to New Zealand’s Service Revenues and operating performance include:

•	Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	General pricing increases over the past year due in part to regulatory pricing changes in New Zealand;
•	Competitive losses of subscribers to other carriers;
•	Subscribers can bundle their service plans at a discount;
•	Availability of fiber services in a particular area or general network coverage;
•	Higher internet operating expenses, in line with the increased Internet subscription fees;
•	Higher pricing costs from copper suppliers;
•	Lower general operating expenses and synergies from the wireless business;
•	Subscribers enrolling and suspending service to take advantage of promotions offered;
•	Individuals temporarily suspending service for extended vacations or seasonal relocations;
•	Individuals swapping technologies as fiber becomes available in their connection area; and
•	The concentrated marketing generally conducted toward the year-end.

Use of Proceeds

In a non-offering prospectus, dated December 20, 2016 disseminated in connection with the Arrangement, the Company disclosed the total available proceeds from the Arrangement could be up to $260 million, assuming no redemptions of Alignvest’s then outstanding Class A restricted voting shares. As of February 7, 2017, Trilogy LLC received payments of approximately $199.3 million (net of $3.0 million in cash retained by TIP Inc), representing the remaining proceeds from Alignvest’s initial public offering and private placements that closed concurrently with the Arrangement, less redemptions from such proceeds of a portion of Alignvest’s then outstanding Class A restricted voting shares and certain expenses. The proceeds received were used together with cash on hand to redeem and discharge Trilogy LLC’s outstanding debt and will be used to make interest payments and for general corporate uses.

Liquidity and Capital Resources Measures

As of March 31, 2017, the Company had approximately $187.3 million in cash and cash equivalents of which $15.6 million were held by our foreign subsidiaries. The Company also had $7.7 million of available capacity on the line of credit facility in New Zealand. Cash and cash equivalents increased $166.1 million since December 31, 2016. For the three months ended March 31, 2017, cash inflows were primarily provided by the closing of the Arrangement on February 7, 2017. Trilogy LLC received $199.3 million in connection with this closing. These cash inflows were partially offset by a cash outflow to repurchase $18.2 million of the Trilogy LLC 2019 Notes on the open market.

Subsequent to March 31, 2017, the Company utilized a significant portion of the cash on hand to successfully refinance the outstanding balance of Trilogy LLC 2019 Notes with $350 million principal amount of new notes due in 2022 (described below in “Subsequent refinance of Trilogy Notes”. These new notes bear interest at the rate of 8.875% . The lower principal balance should effectively reduce the annualized interest expense by approximately 50%.

Subsequent refinance of Trilogy Notes

On May 2, 2017, Trilogy LLC closed the private offering of US $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”). The Trilogy LLC 2022 Notes bear interest at a rate of 8.875% per annum and were issued at 99.506% of their face value. The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC’s domestic subsidiaries and are secured by a first-priority lien on the equity interests of the guarantors of the notes and a pledge of any intercompany indebtedness owed to Trilogy LLC or any guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees although as of the issue date there was no such indebtedness that was pledged. The Company applied the proceeds of this offering together with cash on hand to redeem and discharge all of their outstanding Trilogy LLC 2019 Notes and pay fees and expenses related to the offering. The Trilogy LLC 2022 Notes were offered in a private offering exempt from the registration requirements of the United States Securities Act of 1933, as amended.

Selected cash flows information

The following table summarizes the Consolidated Statement of Cash Flows for the periods indicated:

	Three Months Ended March 31,		% Variance
			2017 vs
(in millions)	2017	2016	2016

Net cash provided by (used in)
Operating activities	$4.6	$0.1	n/m
Investing activities	(12.0)	13.2	(191%	)
Financing activities	173.1	(1.4)	n/m
Net increase in cash and cash equivalents	$165.7	$11.9	n/m

n/m - not meaningful

Cash flow provided by operating activities

Cash flow provided by operating activities increased by $4.6 million for the three months ended March 31, 2017 compared to the same period in 2016. This change is mainly due to favorable changes in certain working capital accounts, including an increase in cash from EIP receivables reflecting the impact of a $3.2 million increase in cash proceeds from the sales of EIP receivables.

Cash flow used in investing activities

Cash flow used in investing activities increased by $25.3 million for the three months ended March 31, 2017 compared to the same period in 2016, primarily due to a lower amount of capital expenditure spending in Bolivia and New Zealand as network expansion and LTE buildout was more significant in the three months ended March 31, 2016. In addition, in the same period in the prior year, Trilogy LLC received proceeds from the sale of Trilogy Dominicana in 2016.

Cash flow provided by financing activities

Cash flow provided by financing activities increased by $174.5 million for the three months ended March 31, 2017 compared to the same period in 2016. This change is primarily due to the proceeds from the equity issuance that occurred on February 7, 2017 (see "Use of Proceeds" above in this MD&A) partially offset by the repurchase of $18.2 million of the Trilogy LLC 2019 Notes.

Sale of trade receivables

In June 2015, 2degrees entered into a mobile handset receivables purchase agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. Trilogy LLC evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus the Company is not required to consolidate the entity in its financial statements.

Trilogy LLC determined that the sales of receivables through the arrangement should be treated as sales of financial assets. As such, upon sale, 2degrees derecognizes the net carrying value of the receivables and recognizes any related gain or loss. Net cash proceeds are recognized in Net cash provided by operating activities.

2degrees has continuing involvement with the EIP receivables sold to the EIP Buyer through a servicing agreement. However, the servicing rights do not provide 2degrees with any direct economic benefit, or means of effective control. Further, the EIP Buyer assumes all risks associated with the purchased receivables and has no recourse against 2degrees except in the case of fraud or misrepresentation.

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company’s future obligations due by period as of March 31, 2017 (except for subsequent events as disclosed in note [2] of the table below) and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2018 to	2020 to	after
		December 31,	December 31,	December 31,	January 1,
	Total	2017	2019	2021	2022

(in millions)
Long-term debt, including current portion[1][2]	$504.4	$5.3	$138.4	$10.3	$350.4
Interest on long-term debt and obligations[2][3]	198.3	50.6	69.3	62.7	15.5
Operating leases	157.7	15.0	36.3	31.4	75.0
Purchase obligations[4]	281.6	117.6	123.6	5.3	35.2
Long-term obligations[5]	21.2	6.1	15.1	-	-
Total	$1,163.1	$194.6	$382.7	$109.6	$476.1

[1]	Excludes the impact of a $3.5 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.
[2]	Reflects the reduced principal amount of $350 million and terms under the Trilogy LLC 2022 Notes as discussed in Note 15 – Subsequent Events to our Condensed Consolidated Financial Statements.
[3]

Includes contractual interest payments using the interest rates in effect as of March 31, 2017, except for interest on the Trilogy LLC 2022 Notes issued in May 2017 which is calculated according to its terms as discussed in Note 15 – Subsequent Events to our Condensed Consolidated Financial Statements. Excludes interest rate swaps.

[4]	Purchase obligations are the contractual obligations under service, product, and handset contracts.
[5]

Includes the fair value of derivative financial instruments as of March 31, 2017. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

Effect of inflation

The Company’s management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the financial statements as of March 31, 2017.

Transactions with Related Parties

2degrees had three separate loans from Trilogy LLC, which are eliminated upon consolidation, totaling approximately $37.5 million as of December 31, 2016. Loans in the aggregate amount of $13.9 million were convertible into 2degrees shares at a per share price of $1.27 (the “Convertible Loan”) and loans in the aggregate amount of $23.7 million are convertible into 2degrees shares at their fair market value at the time of conversion. In January 2017, Trilogy LLC converted the outstanding balance of the Convertible Loan into ordinary shares of 2degrees. 10,920,280 shares of 2degrees were issued to the Company in full repayment of the Convertible Loan. Further, in connection with the completion of the Arrangement on February 7, 2017, the Company indirectly acquired the interests of certain noncontrolling shareholders in 2degrees. In March 2017, the Company paid the government of New Zealand the deferred installment of the 700 MHz license obligation, increasing the loan amount convertible at fair market value by $7.3 million. As of March 31, 2017, 2degrees had two separate loans from Trilogy LLC, which are eliminated upon consolidation, totalling approximately $31.8 million. If all conversion rights under such indebtedness were exercised at March 31, 2017, the impact would be an increase in Trilogy LLC’s current 73.3% ownership interest in 2degrees by approximately 1.1%, subject to certain pre-emptive rights.

The Company and its officers have used and may continue to use, jet airplanes for Company purposes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these planes. For the three months ended March 31, 2017, Trilogy reimbursed the Trilogy LLC founders approximately $170,000 for the use of their airplanes.

For additional information on related party transactions, see Note 20 – Related Party Transactions within the Trilogy LLC Audited Annual Financial Statements and discussion of the Arrangement in the notes within the TIP Inc. Condensed Consolidated Financial Statements.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

The preparation of the Company’s consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company considers the accounting policies and estimates addressed below the most important to its financial position and results of operations, either because of the significance of the financial statement item or because they require the exercise of significant judgment and/or use of significant estimates. Refer to Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies within the Trilogy LLC Audited Annual Financial Statements.

Property and Equipment Useful Lives

The operation of wireless communications networks is a capital-intensive business. The Company’s networks are highly complex and, due to constant innovation and enhancements, certain components of those networks may lose their utility sooner than anticipated. The Company records property and equipment at cost and depreciates property and equipment on a straight-line basis over the estimated economic life of these assets. The Company periodically reassesses the economic life of these components and adjusts their useful lives after considering historical experience and capacity requirements, consulting with the vendor and assessing new product and market demands and other factors. When the Company’s assessment indicates that the economic life of a network component is different than originally anticipated, the depreciation lives may be adjusted, if materially different.

Wireless Spectrum License Amortization

The Company’s wireless spectrum licenses are subject to renewal after the initial term, provided that the Company has complied with applicable rules and policies in each of its markets. The Company intends to comply, and believes it has complied, with these rules and policies in all material respects. However, because governmental authorities have discretion as to the renewal of licenses, the Company’s licenses may not be renewed or the Company may be required to pay significant renewal fees, either of which could have a significant impact on the estimated useful lives of its licenses, which could significantly impact future results of operations. In addition, the wireless communications industry is experiencing significant technological change, and the commercial life of any particular technology is difficult to predict. As such, the Company has concluded that its licenses have a definite useful life and are being amortized using the straight-line method. Amortization begins with the commencement of service to the Company’s subscribers. The license costs are amortized over 7 to 20 years, which corresponds with the expiration dates of the licenses as issued by the regulators.

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such tangible and intangible assets may not be recoverable. Factors the Company considers which could trigger an impairment review include, among other items, significant underperformance relative to anticipated minimum future operating results and a significant change in the manner of use of the asset or the strategy for the Company’s overall business. If indicators are present, the Company tests for recoverability by comparing the carrying amount of the long-lived assets to the net undiscounted cash flows expected to be generated from the assets. If the total expected future undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes a loss on impairment of long-lived assets for the difference between the estimated fair value and the carrying amount of the assets.

Goodwill and Impairment Testing

Goodwill is the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired as of the acquisition date. The Company reviews goodwill for impairment annually on December 31, the last day of the fiscal fourth quarter, and also if events or changes in circumstances indicate the occurrence of a triggering event. The Company may elect to first perform a qualitative assessment to determine whether it is more likely than not the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If the Company does not perform a qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of the single reporting unit is less than its carrying amount, goodwill is tested for impairment based on a two-step test. In the first step, if required, the Company determines if the fair value of the reporting unit is less than the book value. If the Company concludes that the fair value of a reporting unit is less than its book value, the Company must perform step two in which it calculates the implied fair value of goodwill. If the implied fair value is less than book value, then a goodwill impairment loss is recognized for the difference. If the Company concludes that the fair value of a reporting unit is greater than its book value, step two is not performed, and the Company concludes that there is no goodwill impairment. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Generally fair value is determined by a multiple of earnings based on the guideline publicly traded business method or discounting projected future cash flows based on management’s expectations of the current and future operating environment. There were no goodwill impairment charges required for any periods presented.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Because the Company operates in multiple overseas jurisdictions, it considers the need for a valuation allowance on a country-by-country basis. Based on the available objective evidence for the Company’s subsidiary in New Zealand, including current and historical losses, management believes it is more likely than not jurisdictional net deferred tax assets for this subsidiary as of March 31, 2017 will not be fully realizable. Accordingly, the Company provides for a full valuation allowance against substantially all of the New Zealand jurisdictional net deferred tax assets at March 31, 2017. The Company anticipates realization of its Bolivian deferred tax assets on the belief that it is more likely than not they will be realized. This belief is based on all available evidence including historical operating results, projections of taxable income and tax planning strategies.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as described in the notes to the Condensed Consolidated Financial Statements, there have been no changes in Trilogy’s accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements.

Interest rate swaps:

2degrees enters into various interest rate swap agreements to fix its future interest payments under its senior debt facilities agreement dated August 5, 2015. Under these agreements, 2degrees principally receives a variable amount based on the Bank Bill Reference Rate (“BKBM”) and pays a fixed amount based on fixed rates ranging from 2.290% to 4.765% . Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value will be recognized in earnings in the period incurred.

Forward exchange contracts:

At March 31, 2017, 2degrees had various short-term forward exchange contracts to sell $11.1 million NZD and buy $8.0 million USD to manage exposure to fluctuations in foreign currency exchange rates. During the three months ended March 31, 2017, various short-term forward exchange contracts reached maturity to sell $30.7 million NZD and buy $22.1 million USD and $0.2 million EUR. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value will be recognized in earnings in the period incurred.

Fair value of financial instruments:

Derivative financial instruments are measured at fair values, which are determined with reference to quoted bid or ask prices where available. In the absence of an active market or direct quote, the Company determines fair value based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates, currency spot rates and forward rates, as applicable.

Disclosure of Outstanding Share Data

As of the date of this filing, there were 44,177,149 common shares of TIP Inc. outstanding of which 1,675,336 are forfeitable common shares of TIP Inc. There were also the following outstanding convertible securities:

Trilogy LLC Class C Units (including unvested units) – redeemable for common shares	39,334,917
Warrants	13,402,685

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 52,737,602 common shares.

Risk and Uncertainty Affecting the Company’s Business

The Company is exposed to various types of market risk in the normal course of business. The principal market risks to which the Company is exposed are foreign currency exchange risk and interest rate risk. The Company employs risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, forward exchange contracts and interest rate swaps. It is the Company’s general policy to enter into interest rate, foreign currency and other derivative transactions only to the extent necessary to achieve the Company’s desired objectives in limiting its exposure to various market risks. The Company’s objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions.

The Company does not hedge its market risk exposure in a manner that would completely eliminate the effect of changes in interest rates and foreign exchange rates on its earnings. The Company does not expect that its results of operations, liquidity and cash flows will be materially affected by these risk management strategies.

Under the terms of the Company derivative financial instruments, the other parties expose us to credit risk in the event of nonperformance; however, the Company does not anticipate the nonperformance of any of the Company’s counterparties. Further, the Company instruments do not contain credit rating triggers that could affect its liquidity. The Company does not hold or issue derivative instruments for trading or speculative purposes.

Exchange Rate Risks

The Company is exposed to fluctuations of the U.S. dollar against certain other currencies. The Company’s functional currency for its consolidated Bolivian operations is the U.S. dollar. Gains and losses from remeasurement of foreign currency financial statements into U.S. dollars are included in other income (expense) in the period in which they occur. The functional currency of the Company’s consolidated operations in New Zealand is the New Zealand dollar. The Company translates 2degrees’ financial statements into U.S dollars. 2degrees’ results of operations are translated at average exchange rates during the period and assets and liabilities are translated at end of period exchange rates. The Company is exposed to foreign exchange rate risk associated with the underlying interest and principal payments on U.S. dollar purchase commitments.

2degrees has entered into various short-term forward exchange contracts (see Note 8 – Derivative Financial Instruments within the Condensed Consolidated Financial Statements) to manage exposure to fluctuations in foreign currency exchange rates. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred.

Trilogy is also exposed to foreign exchange rate risk associated with the underlying interest and principal payments on the license obligation for the license acquired by a subsidiary of Trilogy LLC in October 2013 denominated in NZD (see Note 4 – Goodwill, License Costs and Other Intangibles Assets within the Condensed Consolidated Financial Statements).

Interest Rate Risks

The Company is subject to interest rate risk primarily associated with its borrowings under the New Zealand Senior Facilities Agreement and the Bolivian Syndicated Loan (see Note 7 – Debt within the Condensed Consolidated Financial Statements). Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes the risk of increasing interest rates on floating-rate debt and increasing interest rates for planned new fixed rate long-term financings or refinancing of existing credit facilities.

2degrees has entered into various interest rate swap agreements (see Note 8 – Derivative Financial Instruments within the Condensed Consolidated Financial Statements) to fix a portion of its future interest payments under the New Zealand Senior Facilities Agreement. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred.

Other Risks

In addition to the foregoing, the Company is exposed to certain other risks related to the operation of its business. These risks do not differ significantly from the risk factors in respect of the Company and described under the heading “Risk Factors” in the 2016 AIF filed on SEDAR by TIP Inc. March 27, 2017 and available on TIP Inc.’s SEDAR profile at www.sedar.com.

Controls and Procedures

As the Arrangement was recently completed, the Company is filing abbreviated certifications by its Chief Executive Officer and Chief Financial Officer with the Canadian securities regulatory authorities in respect of its first interim period ending after completion of the Arrangement. Notwithstanding that full certifications are not required, the Company is now required to establish and maintain adequate Internal Control over Financial Reporting and Disclosure Controls & Procedures.

As previously reported in Trilogy LLC’s MD&A for the year ended December 31, 2016, certain control deficiencies were identified that, in the aggregate, were determined to be a material weakness related to a current lack of accounting, compliance, and information technology (“IT”) control processes and documentation, along with staffing to support these processes at 2degrees, that have not been developed to sufficiently address the increased scale and complexity in the business during this expansion. As a result, the documentation, rigor, and level of precision of the review process related to period end balance sheet reconciliations for certain key accounts as well as IT processes were found to be deficient. While no material errors or adjustments that would impact the financial statements were identified, the aggregation of deficiencies noted gave rise to the material weakness in internal controls over financial reporting.

During the first quarter of 2017, the Company has initiated measures to remediate the underlying causes of the material weakness, and is in the process of documenting, assessing and testing its internal control over financial reporting as part of efforts to comply with Section 404 of the Sarbanes-Oxley Act and Canadian securities requirements when required. Management will identify additional staffing to fill needs in the accounting, compliance and IT areas at 2degrees who will be responsible for further developing balance sheet reconciliation and IT oversight processes and controls including adding depth, rigor, and precision to reviews of periodic reconciliations of key accounts. Senior management has discussed the aforementioned material weakness with TIP Inc.’s Audit Committee and the Board of Directors of TIP Inc., both of which will continue to review progress on these remediation activities on a regular and ongoing basis. At this time, no assurance can be provided that the actions and remediation efforts to be taken or implemented will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in TIP Inc.’s internal controls over financial reporting in the future.

Except for the continued remediation efforts described herein, there have been no other significant changes made to the Company’s internal controls over financial reporting during the quarter ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage the capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Loss from continuing operations excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company’s management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company’s performance by removing from its operating results items that do not relate to core operating performance. The Company’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company’s business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most closely related financial measure reported under GAAP, Loss from continuing operations.

Consolidated Adjusted EBITDA (in millions)	Three Months Ended March 31,
	2017	2016
Loss from continuing operations	$(11.3)	$(14.5)

Interest expense	19.0	15.3
Depreciation, amortization and accretion	27.2	24.9
Income tax expense	2.7	2.1
Other, net	0.8	1.9
Equity-based compensation	0.5	0.2
Loss on disposal and abandonment of assets	0.1	0.2
Acquisition and other nonrecurring costs	1.1	-
Consolidated Adjusted EBITDA(1)	$40.1	$30.0
Consolidated Adjusted EBITDA Margin	26%	22%

Notes:

(1)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary Salamanca Solutions International LLC (“SSI”). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary, and as such, the Company consolidates 100% of SSI’s net losses. The impact on the Company’s consolidated results of the 80% Trilogy LLC does not own was to increase Adjusted EBITDA by $0.2 million and $0.1 million for the three months ended March 31, 2017 and 2016, respectively.

Trilogy LLC Consolidated EBITDA

For purposes of the indentures for the Trilogy LLC 2019 Notes and Trilogy LLC 2022 Notes, the following is a reconciliation of Trilogy LLC Consolidated EBITDA as defined in the indenture, to Consolidated Adjusted EBITDA.

Trilogy LLC Consolidated EBITDA

	Three Months Ended March 31,
(in millions)	2017	2016

Consolidated Adjusted EBITDA	$40.1	$30.0
Realized gain (loss) on foreign currency	0.9	(0.2)
Interest income	0.6	-
Fines and penalties	(0.2)	(0.2)
TIP Inc. Adjusted EBITDA	0.1	-
Trilogy LLC Consolidated EBITDA	$41.5	$29.6

Consolidated Equipment Subsidy

Equipment subsidy (“Equipment Subsidy”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Consolidated equipment subsidy is used in computing equipment subsidy per gross addition. A reconciliation of equipment subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy

	Three Months Ended March 31,
(in millions)	2017	2016

Cost of Equipment sales	$43.2	$45.2
Less: Equipment sales	(39.0)	(38.6)
Equipment Subsidy	$4.2	$6.6

Key Industry Performance Measures – Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications entity, but do not have a standardized meaning under U.S. GAAP.

•

Monthly average revenue per wireless user (“ARPU”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

•

Wireless data revenues (“data revenue”) are a component of wireless service revenues that are attributed to the use of web navigation, SMS, MMS and value-added services that are conducted by the subscriber over the wireless network through their device.

•

Wireless service revenues (“wireless service revenue”) is a component of total revenues that excludes wireline revenues, equipment revenues and non-sub international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenue calculations.

•	Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

•

Churn (“churn”) is the rate at which existing subscribers cancel their services, subscribers are suspended from accessing the network or subscribers have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

•

Cost of Acquisition (“cost of acquisition”) represents the total cost associated with acquiring a subscriber and is calculated by dividing total Sales and Marketing expense plus Cost of equipment sales minus Equipment sales during the relevant period by the number of new wireless subscribers added during the relevant period.

•

Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period. Equipment Subsidy is the cost of devices in excess of the revenue generated from equipment sales and is used to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers; equipment subsidies includes devices acquired and sold for wireline subscribers.

•

Capital intensity (“capital intensity”) represents purchases of property and equipment divided by total Service Revenues. The Company’s capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows Trilogy to compare the level of the Company’s additions to property and equipment to those of other companies within the same industry.